UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

SCHEDULE TO/A

(Amendment No. 4)

Tender Offer Statement Under Section 14(d)(1) or 13(e)(1)

of the Securities Exchange Act of 1934

BRE SELECT HOTELS CORP

(Name of Subject Company)

BRE SELECT HOTELS HOLDINGS LP

BRE SELECT HOTELS CORP

(Name of Filing Persons)

7% Series A Cumulative Redeemable Preferred Stock, $0.0001 Par Value Per Share (Title of Class of Securities)	05578K 205 (CUSIP Number of Class of Securities)

Brian Kim

Chief Financial Officer, Vice President and Managing Director

BRE Select Hotels Holdings LP

c/o Blackstone Real Estate Partners VII L.P.

345 Park Avenue

New York, New York 10154

(212) 583-5000

(Name, Address and Telephone Number of Persons Authorized to Receive Notices and Communications on Behalf of Filing Persons)

Copy to:

Brian M. Stadler

Simpson Thacher & Bartlett LLP

425 Lexington Avenue

New York, New York 10017-3954

(212) 455-2000

Calculation of Filing Fee

Transaction Valuation(1)	Amount of Filing Fee (2)
$126,142,703	$17,206

(1)	Estimated solely for the purpose of calculating the amount of the filing fee based upon the product of (i) the offered purchase price of $1.30 per share of BRE Select Hotel Corp’s 7% Series A Cumulative Redeemable Preferred Stock, par value $0.0001 per share (the “Preferred Shares”), and (ii) 97,032,848 Preferred Shares (the aggregate number of outstanding Preferred Shares as of July 15, 2013).
(2)	The amount of the filing fee, calculated in accordance with Rule 0-11(b) of the Securities Exchange Act of 1934, as amended, and Fee Rate Advisory #1 for Fiscal Year 2013 issued by the Securities and Exchange Commission on August 31, 2012, equals $136.40 per $1,000,000 of the aggregate value of the transaction. The value of the transaction set forth above was calculated for the sole purpose of determining the filing fee and should not be used for any other purpose.
☒	Check the box if any part of the fee is offset as provided by Rule 0-11(a)(2) and identify the filing with which the offsetting fee was previously paid. Identify the previous filing by registration statement number, or the Form or Schedule and date of its filing.

Amount Previously Paid: $17,206	Filing Party: BRE Select Hotels Holdings LP
Form or Registration Number: Schedule TO; Schedule TO/A	BRE Select Hotels Corp
(No. 005-87542)	Date Filed: July 15, 2013; August 26, 2013

☐	Check the box if the filing relates solely to preliminary communications made before the commencement of a tender offer.

Check the appropriate boxes below to designate any transactions to which the statement relates:

☐	third-party tender offer subject to Rule 14d-1.
☒	issuer tender offer subject to Rule 13e-4.
☐	going-private transaction subject to Rule 13e-3.
☐	amendment to Schedule 13D under Rule 13d-2.

Check the following box if the filing is a final amendment reporting the results of the tender offer:  ☒

If applicable, check the appropriate box(es) below to designate the appropriate rule provision(s) relied upon:

☐	Rule 13e-4(i) (Cross-Border Issuer Tender Offer).
☐	Rule 14d-1(d) (Cross-Border Third-Party Tender Offer).

Explanatory Note

This Amendment No. 4 (this “Amendment No. 4”) amends and supplements the Tender Offer Statement on Schedule TO originally filed with the Securities and Exchange Commission (the “SEC”) on July 15, 2013 (the “Original Tender Offer Statement”), as amended and supplemented by Amendment No. 1 filed with the SEC on July 26, 2013 (“Amendment No. 1”), Amendment No. 2 filed with the SEC on August 26, 2013 (“Amendment No. 2”) and Amendment No. 3 filed with the SEC on August 27, 2013 (“Amendment No. 3” and, together with the Original Tender Offer Statement, Amendment No. 1 and Amendment No. 2, the “Tender Offer Statement”) relating to the offer (the “Offer”) by BRE Select Hotels Holdings LP, a Delaware limited partnership and an affiliate of the issuer (“BRE Holdings”), to purchase all of the outstanding shares of 7% Series A Cumulative Redeemable Preferred Stock, par value $0.0001 per share (the “Preferred Shares”), of BRE Select Hotels Corp, a Delaware corporation (the “Company”), pursuant to the terms and subject to the conditions described in the Offer to Purchase, dated July 15, 2013, filed as Exhibit (a)(1)(A) to the Original Tender Offer Statement, the related letters of transmittal, filed as Exhibits (a)(1)(B) and (a)(1)(C) to the Original Tender Offer Statement, and the Amendment and Supplement to the Offer to Purchase, dated August 26, 2013, filed as Exhibit (a)(1)(E) to Amendment No. 2. This Amendment No. 4 amends the Tender Offer Statement to report the final results of the Offer.

This Amendment No. 4 is intended to satisfy the reporting requirements of Rule 13e-4(c)(2) and Rule 13e-4(c)(4) promulgated under the Securities Exchange Act of 1934, as amended. This Amendment No. 4 should be read in conjunction with the Tender Offer Statement and the related offering materials, as the same may be further amended or supplemented hereafter and filed with the SEC.

Item 11. Additional Items.

Item 11 of the Tender Offer Statement is hereby amended and supplemented as follows:

The Offer expired at 9:00 a.m., New York City time, on September 27, 2013. American Stock Transfer & Trust Company, LLC, the depositary, has advised BRE Holdings that 2,010,510 Preferred Shares were validly tendered and not validly withdrawn prior to the expiration date. In accordance with the terms of the Offer, BRE Holdings accepted for payment all Preferred Shares that were validly tendered and not validly withdrawn at the purchase price of $1.30 per Preferred Share net to the seller in cash, without interest.

On September 27, 2013, BRE Holdings issued a press release announcing the final results of the Offer. A copy of the press release is filed herewith as Exhibit (A)(5)(D).

Item 12. Exhibits.

(a)(1)(A)	Offer to Purchase, dated July 15, 2013*

(a)(1)(B)	Form of Letter of Transmittal for Registered Holders*

(a)(1)(C)	Form of Letter of Transmittal for Beneficial Holders*

(a)(1)(D)	Letter to Preferred Stockholders, dated July 15, 2013*

(a)(1)(E)	Amendment and Supplement to Offer to Purchase, dated August 26, 2013*

(a)(1)(F)	Letter to Preferred Stockholders, dated August 26, 2013*

(a)(2)	Not applicable

(a)(3)	Not applicable

(a)(4)	Not applicable

(a)(5)(A)	Press Release, dated July 15, 2013*

(a)(5)(B)	Press Release, dated August 26, 2013*

(a)(5)(C)	Press Release, dated August 27, 2013*

(a)(5)(D)	Press Release, dated September 27, 2013**

(b)	Not applicable

(c)	Not applicable

(d)	Not applicable

(e)	Not applicable

(f)	Not applicable

(g)	Not applicable

(h)	Not applicable

*	Previously Filed
**	Filed Herewith

SIGNATURE

After due inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.

BRE SELECT HOTELS HOLDINGS LP

By:	Blackstone Real Estate Associates VII L.P.,
its general partner

By:	BREA VII L.L.C.,
its general partner

By:	/s/ A.J. Agarwal
Name: A.J. Agarwal
Title: Senior Managing Director

BRE SELECT HOTELS CORP

By:	/s/ A.J. Agarwal
Name: A.J. Agarwal
Title: President and Senior Managing Director

Date: September 27, 2013

EXHIBITS

Exhibit Number	Description

(a)(1)(A)	Offer to Purchase, dated July 15, 2013*

(a)(1)(B)	Form of Letter of Transmittal for Registered Holders*

(a)(1)(C)	Form of Letter of Transmittal for Beneficial Holders*

(a)(1)(D)	Letter to Preferred Stockholders, dated July 15, 2013*

(a)(1)(E)	Amendment and Supplement to Offer to Purchase, dated August 26, 2013*

(a)(1)(F)	Letter to Preferred Stockholders, dated August 26, 2013*

(a)(2)	Not applicable

(a)(3)	Not applicable

(a)(4)	Not applicable

(a)(5)(A)	Press release, dated July 15, 2013*

(a)(5)(B)	Press release, dated August 26, 2013*

(a)(5)(C)	Press release, dated August 27, 2013*

(a)(5)(D)	Press release, dated September 27, 2013**

(b)	Not applicable

(c)	Not applicable

(d)	Not applicable

(e)	Not applicable

(f)	Not applicable

(g)	Not applicable

(h)	Not applicable

*	Previously Filed
**	Filed Herewith

4